EXHIBIT 99.13

CONSENT OF TETRA TECH CANADA INC.

We hereby consent to the use of our name contained in the technical reports entitled Mineral Resource Estimate Update for the Avino Property, Durango, Mexico, 43-101 Technical Report, dated February 16, 2023 in the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2022, and to the Company's Registration Statements on Form S-8 (SEC File No.: 333-195120) and Form F-3 (SEC File Nos.: 333-226963 and 252081).

TETRA TECH CANADA INC.

Dated: March 31, 2023	By:	/s/ Hassan Ghaffari
Hassan Ghaffari, P.Eng.